Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                         Subject Company: RGS Energy Group, Inc.
                                                      Registration No. 333-59300

  NEW YORK INDEPENDENT SYSTEM OPERATOR (ISO) MUST CONSOLIDATE WITH OTHER ISOs

FOR IMMEDIATE RELEASE

        ALBANY, N.Y., June 20, 2001 -- On the heels of yesterday's Federal Energy Regulatory Commission technical conference on interregional coordination issues, Energy East Corporation (NYSE: EAS), through its NYSEG subsidiary, is continuing to push for consolidation of the New York, New England and Pennsylvania-New Jersey-Maryland Independent System Operators (ISO).

        NYSEG recently issued a proposal to enhance an ongoing "memorandum of understanding" (MOU) process under which the ISOs are exploring ways to enhance regional reliability through coordinated operations and planning, facilitate broader competitive markets, and improve communications with market participants and the public.

        "Under NYSEGPlan, a six-point energy policy statement issued in March, the company advocated the creation of a regional transmission organization," said Denis Wickham, Energy East's senior vice president-transmission and supply. "Energy East has the perspective of operating electric utilities in both the New York and New England regions, and it has become crystal clear that a regional energy market with more suppliers and more consumers will improve market liquidity and enhance wholesale competition."

        "By implementing the changes in the MOU process that NYSEG suggests, we can move more decisively toward common markets, implementing best practices and avoiding new problems that could result from rules or software changes within one ISO or another," Wickham said. "If used more effectively and productively, the MOU process we are already engaged in will lead to consensus, understanding and greater cooperation."

        In addition to various administrative improvements aimed at ensuring full representation and thorough discussions at MOU meetings, NYSEG's suggested process changes include:
   -- Creating a chief executive officer committee, representing all three ISOs, to monitor progress and expedite the approval and implementation of changes.
   -- Enabling all three ISO boards of directors to participate in the MOU process through periodic meetings with an inter-ISO coordinating team.
   -- Committing each ISO committee to vote on changes approved by the MOU working group within 45 days.
   -- Creating a vehicle to have all three ISOs resolve issues and approve action in unison.

The working groups involved in the ongoing MOU discussions operate independently
and  do  not  have  a  mechanism  to  formally   implement  market   participant
recommendations.   Coordination   of   activities   has  been   cumbersome   and
participation in the discussions by market participants has been declining. In addition:
   -- It has been difficult to adopt best practices across the region because each ISO's relevant committee(s) have reviewed the results of ongoing discussions and made changes independent from each of the other ISOs.
   -- The MOU procedures are not sufficiently defined in terms of notices, agenda development, market participant input, required presentations, minutes, action plans, resolutions and follow-up on action items.
   -- More consistent and timely information on MOU activities is needed. The MOU process lacks transparent coordination of inter-ISO regional initiatives, including development of solutions, milestones and implementation plans consistent with the requirements of the region. Transparency will enable market participants, through their individual ISO committees, and ISO senior management to assist in resolving the problems or prioritizing the solutions.
   -- The MOU process would be far more effective if it were guided over the intermediate-term (next two years) by a vision of broader, seamless, consistent markets when considering rule changes or the adoption of new rules or market design by one or more of the ISOs.

        "We need to fix this process now in order to ensure optimal results. The end result of these MOU discussions can and should be a more competitive wholesale power market in the Northeast which will benefit retail competition and, ultimately, end users," Wickham said.

ABOUT ENERGY EAST: Energy East is a super-regional energy services and delivery company serving 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000-square mile service area. On February 20, 2001, Energy East announced a strategic combination with RGS Energy Group, the parent company of Rochester Gas & Electric Corporation. The combined company will be one of the largest, most diversified energy providers in the Northeast, servicing half of upstate New York and nearly 3 million customers, including approximately 1.8 million electric customers, almost one million natural gas customers and approximately 200,000 other retail energy customers. For more information about Energy East, please visit the company's Web site at www.energyeast.com.

ABOUT NYSEG: NYSEG is a subsidiary of Energy East Corporation, a super-regional energy services and delivery company in the Northeast. NYSEG provides superior customer service and promotes competition. By focusing on customer service, competition and growth, NYSEG will continue to be a valuable asset to the communities it serves. For more information about NYSEG, visit the company's Web site at www.nyseg.com.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between Energy East and RGS Energy and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. The joint proxy statement/prospectus was mailed to Energy East and RGS Energy shareholders beginning on April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: 800-225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: 800-724-8833.

CONTACT: Thorn Dickinson
         Manager-Investor Relations, Energy East
         607.347.2561